Exhibit 99.1

Lucas GC Limited Announces Effective Date of Share Consolidation

NEW YORK, August 28, 2026 (GLOBE NEWSWIRE) — Lucas GC Limited (NASDAQ: LGCL) (“Lucas” or the “Company”), an artificial intelligence (the “AI”) technology-driven Platform-as-a-Service (the “PaaS”) company, applying such technologies in human resources and insurance industry verticals, today announced that it will effect a one hundred and twenty-five (125)-for-one (1) share consolidation of its issued and unissued Class A ordinary shares and Class B ordinary shares, par value US$0.0002 per share on September 1, 2026.

On December 5, 2025, the Company’s shareholders voted and approved at the extraordinary general meeting (the “EGM”) (i) the proposal which authorized the board of directors of the Company (the “Board”) to implement share consolidation(s) of ordinary shares of the Company, at any one time or multiple times during a period of up to two years of the date of the EGM, at the exact consolidation ratio(s) and effective time(s) as the Board may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio(s) for all such share consolidation(s) shall not exceed 5,000:1; and (ii) subject to the implementation of a share consolidation with the exact consolidation ratio and the effective date of such share consolidation as determined by the Board, the adoption of an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s memorandum and articles of association in effect immediately prior to the implementation of such share consolidation, to reflect such share consolidation.

On May 28, 2026, the Board has resolved that (i) it is in the best interests of the Company and its shareholders to effect a share consolidation (the “Share Consolidation”) on June 15, 2026 (the “Effective Date”), at a ratio of eighty (80)-for-one (1) (the “Consolidation Ratio”), pursuant to which the issued and unissued Class A ordinary shares and Class B ordinary shares, par value US$0.0002 per share, in the authorized share capital of the Company shall be consolidated at the same ratio, with corresponding adjustments to the par value of each consolidated ordinary share and the number of authorized shares; provided that the Effective Date, Consolidation Ratio and any related adjustments to the par value of each consolidated ordinary share and the number of authorized shares may be further modified by Mr. Howard Lee, chairman of the Board and chief executive officer of the Company (the “Authorized Person”), as such person deems necessary, advisable and in the best interests of the Company, taking into account of various factors including the Company’s then share prices and market conditions; (ii) the adoption of the amended and restated memorandum and articles of association of the Company to reflect the Share Consolidation in substitution for and to the exclusion of the Company’s memorandum and articles of association currently in effect, subject to amendments to the Effective Date, Consolidation Ratio and any related adjustments to the par value of each consolidated ordinary share and the number of authorized shares, as may be made by the Authorized Person, as such person deems necessary, advisable and in the best interests of the Company, taking into account of various factors including the Company’s then share prices and market conditions. On August 20, 2026, in exercise of the authority granted by the Board on May 28, 2026, the Authorized Person, having determined such modifications to be necessary, advisable and in the best interests of the Company, after taking into account various factors, including the Company’s then share prices and market conditions, determined that (i) the Consolidation Ratio be modified from eighty (80)-for-one (1) to one hundred and twenty-five (125)-for-one (1), with the result that the authorized share capital of the Company shall be US$50,000 divided into 20,000,000 shares of US$0.025 each, comprising 19,800,000 Class A ordinary shares of a par value of US$0.025 each and 200,000 Class B ordinary shares of a par value of US$0.025 each, and (ii) the Effective Date be changed to September 1, 2026.

In connection with the Share Consolidation, the Company amended and restated its memorandum and articles of association currently in effect to reflect the adjustment of the number of authorized ordinary shares, the number of Class A ordinary shares and Class B ordinary shares of the Company and the par value. As advised by our Cayman Islands counsel, Appleby, the Share Consolidation and the amended and restated memorandum and articles of association attached as Exhibit 99.2 to the Form 6-K, dated August 28, 2026, may need to be approved and ratified by shareholders at a general meeting.

The Company anticipates that beginning with the opening of trading on September 1, 2026, the Company’s Class A ordinary shares will trade on the Nasdaq Capital Market on a consolidation-adjusted basis. A new CUSIP number, G57037122, has been assigned to the Company’s Class A ordinary shares as a result of the Share Consolidation.

The Share Consolidation affects all issued and outstanding ordinary shares of the Company. The Company’s transfer agent, VStock Transfer, LLC, is acting as the exchange agent for the Share Consolidation. Shareholders who hold their shares in book-entry form or in “street name” (i.e., through a broker, bank or other holder of record) are not required to take any action. The Share Consolidation will affect all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s equity. No fractional shares will be issued; instead, shareholders who would otherwise be entitled to a fractional share will have their entitlement rounded up to the nearest whole share.

The Company anticipates that the Share Consolidation will increase the market price per share of its Class A ordinary shares.

Registered shareholders holding pre-consolidated shares of the Company are not required to take any action to receive post-consolidated shares. Shareholders owning shares via a broker, bank, trust or other nominee will have their positions automatically adjusted to reflect the share consolidation and will not be required to take any action in connection with the share consolidation.

About Lucas GC Limited

With 24 granted U.S. and Chinese patents and over 75 registered software copyrights in AI, data analytics and blockchain technologies, Lucas GC Limited is an AI technology-driven PaaS company, applying such technologies in human resources and insurance industry verticals. For more information, please visit: www.lucasgc.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Lucas’ actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “might” and “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding Lucas’ leadership team, Lucas’ continued growth and financial and operational improvements, along with those other risks described under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2026, and those that are included in any of Lucas’ future filings with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Lucas and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Lucas undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

For Investor Inquiries and Media Contact:

www.lucasgc.com

ir@lucasgc.com

T: 818-741-0923